

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2018

Robert C. Lyons
Chief Financial Officer
GATX CORP
222 West Adams Street
Chicago, IL 60606-5314

> **Re: GATX Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 21, 2018**
> **File No. 001-02328**

Dear Mr. Lyons:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year End December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Rail North America - Segment Summary, page 29

1.   Please revise your future filings to explain the term "renewal success rate" and discuss the significance of this metric to your business.

Investment Volume, page 34

2.   We note that your investment volume has decreased in dollar amount from 2016 to 2017. Over the same period of time, your acquisition of assets (i.e. railcars) has increased. Please revise to discuss, here and in your other segments, the relationship between investment volume and acquired assets (i.e. railcars). Specifically, you should discuss why an increase or decrease in acquisitions may have an opposite effect on the dollar

amount of investment volume.

<u>Item 7A - Quantitative and Qualitative Disclosures About Market Risk, page 62</u>

3.   Please revise your future filings to disclose a description of model, assumptions and parameters used to define potential gains/(losses) for each of your market risks. Refer to paragraph 3(F) of the Instructions to 305(a)(1)(ii) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jim Dunn at 202-551-3724 or Claire Erlanger at 202-551-3301 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure